Exhibit 99.1

PRESS RELEASE

Company Contact:	Israel Investor Relations Contact:
Brian Briggs, Chief Financial Officer	Iris Lubitch
Commtouch	EffectiveIR
+1.703.760.3444	+972.54.252.8007
brian.briggs@commtouch.com	Iris@EffectiveIR.co.il

U.S. Investor Contact:	Commtouch Media Contact:
Christopher Chu	Matthew Zintel
Grayling	Zintel Public Relations
+1.646.284.9400	+1.281.444.1590
commtouch@grayling.com	matthew.zintel@zintelpr.com

FOR IMMEDIATE RELEASE

Commtouch Reports Fourth Quarter and Full Year 2012 Results

Fourth Quarter 2012 Revenues of $6.8 Million, Up 22% Sequentially, Up 14% Versus a Year Ago

Full Year 2012 Revenues of $23.9 Million, Up 4% Year-over-Year

Formal Launch of New Cloud-Based Email Security-as-a-Service Offering in Early 2013 Highlights Execution on Strategic Roadmap and Foundation for Future Growth

2013 Full Year GAAP Revenue Growth Forecasted to be 42% to 46% Above 2012 Level

McLean, VA – February 20, 2013 – Commtouch® (NASDAQ: CTCH), a leading provider of Internet security technology and cloud-based services, today announced its fourth quarter and full year 2012 financial results for the period ending December 31, 2012.

Fourth Quarter & Full Year 2012 Financial Highlights:

  Revenues in accordance with US Generally Accepted Accounting Principles (US GAAP) totaled $6.8 million for the fourth quarter compared to $5.6 million for the sequential third quarter of 2012 and $6.0 million in the fourth quarter of 2011. Full year 2012 revenues totaled $23.9 million, an increase of 4.0% as compared to $23.0 million in 2011.

  Non-GAAP revenues totaled $7.0 million compared to $5.6 million for the sequential third quarter of 2012 and $6.0 million in the fourth quarter of 2011. Full year 2012 non-GAAP revenues totaled $24.1 million, an increase of 5.0% as compared to $23.0 million in 2011. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes.

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  In the fourth quarter of 2012, Commtouch closed the previously announced acquisitions of FRISK Software International’s antivirus business as of October 1, 2012 and eleven GmbH as of November 16, 2012. During the fourth quarter and full year, the company recognized expenses totaling approximately $0.4 million and $0.8 million in the respective periods related to acquisition related costs. Fourth quarter and full year 2012 GAAP net income (loss) and earnings per diluted share data include the impact of the aforementioned acquisition and related costs.

  GAAP net income (loss) for the fourth quarter was ($0.5 million) compared to net income of $19,000 for the sequential third quarter of 2012 and $1.3 million in the fourth quarter of 2011. Full year 2012 GAAP net income totaled $1.5 million compared to $4.6 million in 2011. Fourth quarter and full year 2012 data includes the aforementioned acquisition related expenses.

  GAAP earnings per diluted share for the fourth quarter were ($0.02), compared to $0.00 for the sequential third quarter of 2012 and $0.05 in the fourth quarter of 2011. Full year 2012 GAAP earnings per diluted share were $0.06 compared to $0.19 in 2011. Fourth quarter and full year 2012 data includes the aforementioned acquisition related expenses.

  Non-GAAP net income for the fourth quarter was $0.3 million compared to $0.7 million for the sequential third quarter of 2012 and $1.7 million in the fourth quarter of 2011. Full year 2012 non-GAAP net income totaled $3.9 million compared to $6.4 million in 2011 and was marginally lower than anticipated primarily due to an increased strategic investment in the company’s global sales and marketing function to leverage Commtouch’s expanded portfolio of IT security solutions.

  Non-GAAP earnings per diluted share for the fourth quarter were $0.01, compared to $0.03 for the sequential third quarter of 2012 and $0.07 in the fourth quarter of 2011. Full year 2012 non-GAAP earnings per diluted share were $0.16 compared to $0.26 in 2011.

  Cash used for operating cash activities during the quarter was $1.6 million, which included payments for professional service fees and other acquisition related costs associated with the two acquisitions that closed during the quarter.

  Cash as of December 31, 2012 was $5.1 million, compared to $17.3 million as of September 30, 2012. Cash usage during the quarter included the net purchase price payments of $10.2 million, as well as payments for transaction and integration costs associated with the two acquisitions completed during the quarter.

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•	Brian Briggs was appointed as Commtouch Chief Financial Officer. Briggs brings more than 22 years of finance and operations experience, offering extensive expertise in profitability building in public companies.

Shlomi Yanai, Commtouch’s chief executive officer stated, “The fourth quarter culminated 2012 with renewed revenue growth and tremendous progress on our transformation into a provider of comprehensive SecaaS offerings, which was accelerated by our strategic acquisitions. Commtouch’s new Email Security-as-a-Service solution marks a major launch of the Company’s latest cloud-based offerings and is complemented by new solutions focused on Email Security On-Premise for Service Providers and Mobile Security Services for Android. All three solutions were recently launched into the market and have generated great initial customer interest. Our material progress on executing this strategy and deploying our new offerings has successfully set the stage for double-digit revenue growth in 2013.

“On the financial front, fourth quarter and full year sales marked Commtouch’s return to top-line growth, while acquisition related transaction and integration expenses, combined with an increased investments in global sales and marketing infrastructure, contributed to lower bottom-line profitability. New bookings growth remained strong in the fourth quarter and full year, doubling new bookings compared to the levels seen in the year ago period. Organic new bookings growth, combined with the synergies of our late 2012 strategic acquisitions, put Commtouch on track to realize full year 2013 revenue growth in the range of 42% to 46% over 2012. We remain committed to investing in our enhanced sales and marketing platform to fully leverage the value of our innovative new SecaaS offerings among customers and partners worldwide, all while continuing to fund our growth through internal cash flow generation and with a focused commitment to improving bottom line profitability.

“Building on Commtouch’s progress in 2012, we are focused on increasing our market share in the fast growing markets for cloud-based email, Web and antivirus solutions, including the launch of our new cloud-based web security solution which is currently on track for release in third quarter of 2013. Our solutions are aimed at helping our customers quickly and easily add cloud-based offerings under their own private label brand, allowing them to maximize performance, generate new revenue streams, reduce product launch times and greatly lower their costs. Based on the strength of our expanded portfolio of cloud-based IT security solutions as well as the integration and streamlining of our recent acquisitions, we are setting a solid foundation for growth in 2013 and beyond,” concluded Mr. Yanai.

Announced in May of 2012, Commtouch’s Board of Directors authorized the initiation of a stock repurchase program of the company's ordinary shares in the open market, in an amount in cash of up to $2.5 million. During the fourth quarter Commtouch repurchased 105,000 shares at an aggregate cost of approximately $0.3 million. As of December 31, 2012, approximately 767,000 shares have been repurchased through the program at an aggregate cost of approximately $1.7 million.

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For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

Business Highlights:

•	Commtouch closed the previously announced acquisition of FRISK Software International’s antivirus business, accelerating the deployment of an expanded range of OEM and service provider antivirus solutions, including private label solutions.
•	Commtouch announced and closed the acquisition of eleven GmbH, which has captured more than 36 percent of the Germany’s market for managed email security. eleven GmbH is currently Germany’s leading provider of email based Security-as-a-Service (SecaaS) providing advanced email solutions and services to some of the largest organizations in Germany, such as BMW, SAP, Siemens and Deutsche Telekom / T-Online. The acquisition of eleven has enabled Commtouch to accelerate to early 2013 the launch of private label cloud-based security solutions designed for OEM and service provider markets, as well as extend Commtouch’s global sales and marketing reach across Europe and beyond.
•	Significant investment in expanding the Company’s global sales and marketing capabilities delivered sharply higher new booking activity during the fourth quarter. As a result, overall new booking activity for the full fiscal 2012 year was approximately double the level in 2011 setting a solid foundation for future growth. In line with Commtouch’s long-term agreement model, the majority of contracts signed average approximately three years in length. Revenue recognition for these new multi-year contracts is expected to begin ramping up and positively impacting Commtouch’s top-line in the coming quarters.
•	Key new client wins during the quarter reflected our enhanced international sales and marketing penetration, including:
o	Openwave Messaging Inc., the leading global provider of innovative messaging software solutions, selected Commtouch as its preferred messaging security partner for integrating Commtouch’s anti-spam and virus outbreak detection into its messaging platform for carriers and service providers.
o	i7 Networks integrated Commtouch’s GlobalView™ URL categorization technology into its i7 solutions. India based i7 offers its corporate clients a suite of products that help manage Web content classification and bandwidth monitoring, including URL filtering based on the best of breed URL content categorization databases.
o	NSFOCUS Information Technology Co., Ltd, a China based global leader in providing enterprise-level network security solutions and services, selected Commtouch’s antivirus and URL filtering solutions.

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Business Outlook

Based on the current expectations, the company is announcing its financial outlook for the full year 2013. The company anticipates full year 2013 revenue will be between $34.0 million and $35.0 million, an increase of approximately 42% to 46% compared with full year 2012. GAAP and non-GAAP net income guidance includes a higher level of sales and marketing expense versus 2012 to support a strengthened global sales platform. Full year 2013 GAAP net income is expected to be greater than $2.0 million and non-GAAP net income is expected to be greater than $3.5 million.

During the first half of 2013, the company also expects to recognize extraordinary expenses related to its previously announced acquisitions, as well as related integration and streamlining expenses, totaling approximately $0.8 million, the majority of which will be recognized in the first quarter of 2013. The impact of these charges is reflected in the aforementioned full year 2013 GAAP net income guidance. The company expects the impact of integration and streamlining activities to positively impact the financial performance of the business during the second half of 2013.

The company plans to continue to strategically invest in the build-out of its global sales and marketing efforts. The impact of these investments is reflected in the full year 2013 GAAP net income guidance.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: share based compensation expenses, amortization and impairment of acquired intangible assets, deferred taxes, acquisition related costs and adjustments to earnout obligations. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP. Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of our business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

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Financial Results Conference Call

The company has scheduled a conference call later today, February 20, 2013 at 10:00 a.m. ET to review the fourth quarter and full year 2012 highlights, as well as walk through a strategic overview of the evolution of the company’s growth strategy.

To participate, please call one of the following teleconferencing numbers by dialing in at least ten minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-877-407-9210

Israel Dial-in Number: 00-800-4626-6666

International Dial-in Number: 1-201-689-8049

at:

10:00 a.m. Eastern Time, 7:00 a.m. Pacific Time, 3:00 p.m. UK Time, 5:00 p.m. Israel Time

The call will be simultaneously webcast live from a link on Commtouch’s website at www.commtouch.com.

For those unable to listen to the live call, a webcast replay of the call will be available from the day after the call in the investor relations section of Commtouch’s corporate Web site.

About Commtouch

Commtouch® (NASDAQ: CTCH) is a leading provider of Internet security technology and cloud-based services for vendors and service providers, increasing the value and profitability of customers' solutions by protecting billions of Internet transactions on a daily basis. With six global data centers and renowned technology, Commtouch's email, Web, and antivirus capabilities easily integrate into customers' products and solutions, keeping more than 350 million end users safe. To learn more, visit http://www.commtouch.com.

• Blog: http://blog.commtouch.com/cafe

• Facebook: http://www.facebook.com/commtouch

• LinkedIn: http://www.linkedin.com/company/commtouch

• Twitter: @Commtouch

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including the company’s expectations that i) it will meet its 2013 revenue and profit forecasts, ii) its new service offerings will impact those forecasts in the positive manner indicated, and iii) the result of integration and efficiency activities will be to positively impact the financial performance of the business during the second half of 2013, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$6,785	$5,950	$23,910	$23,016

Cost of revenues	1,367	1,124	4,350	4,091

Gross profit	5,418	4,826	19,560	18,925

Operating expenses:

Research and development	2,185	1,444	6,281	5,410

Sales and marketing	1,866	1,639	5,860	5,486

General and administrative	2,374	1,615	6,639	4,721

Total operating expenses	6,425	4,698	18,780	15,617

Operating profit (loss)	(1,007)	128	780	3,308

Financial income (expenses), net	(70)	(23)	80	(27)

Income (loss) before taxes	(1,077)	105	860	3,281

Tax Benefit, net	530	1,170	625	1,317
				.
Net income (loss) attributable to ordinary shareholders	$(547)	$1,275	$1,485	$4,598

Basic earning per share	$(0.02)	$0.05	$0.06	$0.19

Diluted earning per share	$(0.02)	$0.05	$0.06	$0.19

Weighted average number of shares outstanding:

Basic	25,357	23,854	24,610	23,620

Diluted	25,598	24,828	25,140	24,654

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COMMTOUCH SOFTWARE LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

(In US$ thousands, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating profit (loss)	$(1,007)	$128	$780	$3,308
Stock-based compensation (1)	191	365	1,289	1,230
Other acquisition related costs (2)	400	—	777	53
Amortization of intangible assets (3)	286	628	589	1,003
Executive terminations (4)	115	343	115	343
Adjustment to deferred revenues (5)	227	—	227	—
Adjustment to earnout obligation (6)	(19)	200	(19)	396

Non-GAAP operating profit	$193	$1,664	$3,758	$6,333

GAAP net income	$(547)	$1,275	$1,485	$4,598
Stock-based compensation (1)	191	365	1,289	1,230
Other acquisition related costs (2)	400	—	777	53
Amortization of intangible assets (3)	286	628	589	1,003
Executive terminations (4)	115	343	115	343
Adjustment to deferred revenues (5)	227	—	227	—
Adjustment to earnout obligation (6)	204	240	232	541
Income taxes (7)	(607)	(1,198)	(806)	(1,385)

Non-GAAP net income	$269	$1,653	$3,908	$6,383

GAAP earnings per share	$(0.02)	$0.05	$0.06	$0.19
Stock-based compensation (1)	0.01	0.01	0.05	0.05
Other acquisition related costs (2)	0.016	—	0.031	0.002
Amortization of intangible assets (3)	0.011	0.025	0.023	0.041
Executive terminations (4)	0.004	0.014	0.005	0.014
Adjustment to earnout obligation (5)	0.008	0.010	0.009	0.022
Income taxes (6)	(0.024)	(0.048)	(0.032)	(0.056)

Non-GAAP earnings per share	$0.01	$0.07	$0.16	$0.26

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	25,598	24,828	25,140	24,654

(1) Stock-based compensation
Cost of revenues	$26	$7	$53	$24
Research and development	9	76	231	294
Sales and marketing	(69)	83	200	355
General and administrative	225	199	805	557

	$191	$365	$1,289	$1,230
(2) Other acquisition related costs
General and administrative	400	—	777	53

	$400	—	$777	$53
(3) Amortization of intangible assets
Cost of revenues	$128	$48	$272	$195
Sales and marketing	158	580	317	808

	$286	$628	$589	$1,003
(4) Executive terminations
Research and development	—	$82	—	$82
General and administrative	115	261	115	261

	$115	$343	$115	$343
(5) Adjustment to deferred revenues
Revenues	227	—	227	—

	$227	—	$227	—
(6) Adjustment to earnout obligation
General and administrative	$(19)	$200	(19)	$396
Financial expenses (income), net	223	40	251	145

	$204	$240	$232	$541
(7) Income taxes
Deferred tax asset - tax benefit	(607)	(1,198)	(806)	(1,385)

	$(607)	$(1,198)	$(806)	$(1,385)

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2012	2011
	Unaudited	Audited
	In US$ thousands
Assets:
Current Assets:
Cash and cash equivalents	$5,137	$20,868
Trade receivables, net	5,996	2,838
Deferred income taxes	2,239	1,996
Prepaid expenses and other accounts receivable	1,503	463
Total current assets	14,875	26,165

Long-term lease deposits	57	40
Severance pay fund	756	1,031
Property and equipment, net	1,608	885
Deferred income taxes	3,348	2,889
Intangible assets, net	37,479	7,297
Investment in affiliate	1,403	1,227
Total assets	59,526	39,534

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	958	551
Employees and payroll accruals	2,280	1,215
Accrued expenses and other liabilities	1,388	628
Deferred revenues	4,535	3,058
Other short term liabilities	4,247	3,372
Total current liabilities	13,408	8,824

Long-term deferred revenues	492	694
Long-term deferred tax	3,330	—
Other Long term liabilities	6,659	—
Accrued severance pay	915	1,192
Total liabilities	11,396	1,886

Shareholders’ equity	34,722	28,824
Total liabilities and shareholders’ equity	$59,526	$39,534

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended		Twelve months ended
	December 31		December 31
	2012	2011	2012	2011
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income (loss)	$(547)	$1,275	$1,485	$4,598

Adjustments:
Depreciation	129	131	561	545
Compensation related to options issued to employees and consultants	191	365	1,289	1,213
Amortization of intangible assets	284	629	588	1,005

Changes in assets and liabilities:
Decrease (Increase) in trade receivables	(704)	598	(2,194)	130
Decrease in deferred taxes	(608)	(1,198)	(807)	(1,385)
Decrease (Increase) in prepaid expenses and other receivables	143	55	(541)	(79)
Increase in accounts payable	259	194	297	17
Increase (decrease) in employees and payroll accruals, accrued expenses and other liabilities	(1,022)	419	(860)	981
Increase (decrease) in deferred revenues	299	(301)	(163)	(390)
Increase (decrease) in accrued severance pay, net	21	59	(2)	66
Net cash (used in) provided by operating activities	(1,555)	2,226	(347)	6,701

Cash from investing activities

Payments for business acquisitions, net of cash acquired	(10,243)	—	(10,243)	—
Change in long-term lease deposits	(12)	3	(17)	1
Investment in an afiliate company	(176)	—	(3,576)	—
Purchase of property and equipment	(176)	(104)	(805)	(526)
Net cash used in investing activities	(10,607)	(101)	(14,641)	(525)

Cash flows from financing activities

Buyback of shares	(279)	—	(1,720)	—
Proceeds from options and warrants exercised	157	1,097	890	1,260
Net cash (used in) provided by financing activities	(122)	1,097	(830)	1,260

Effect of exchange rate changes on cash	87	—	87	—

Increase (decrease) in cash and cash equivalents	(12,284)	3,222	(15,818)	7,436
Cash and cash equivalents at the beginning of the period	17,334	17,646	20,868	13,432
Cash and cash equivalents at the end of the period	$5,137	$20,868	$5,137	$20,868

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